March 5, 2012

VIA EDGAR

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-3561

RE:	Aerosonic Corporation
Form 10-K for the fiscal year ended January 31, 2011
Filed May 2, 2011
Form 10-Q for the quarterly period ended October 28, 2011
Filed December 12, 2011
File No. 001-11750

Dear Mr. Humphrey:

This letter responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), received by letter dated January 31, 2012 related to the filings of Aerosonic Corporation (the “Company”) noted above. For the Staff's convenience, we have repeated below in italics each of the Staff’s comments and have set forth our response, as well as any additional disclosures that we propose to make in our future filings, immediately below the applicable comment.

Form 10-K for the fiscal year ended January 31, 2011

Financial Statements

Note 1. Description of Business, Basis of Presentation, Significant Accounting Policies

Research and Development, Page F-13

1.	Please supplementally reconcile the financial information in this footnote with the balances in the narrative on Page 6.

Response: Please see Annex A attached hereto for the requested reconciliation.

2.	We note that approximately 60% of the $1,227,000 contract loss provision was recorded in the fourth quarter of fiscal 2011. Please explain the events and circumstances that arose during the quarter and that could not have been reasonably estimated or anticipated in prior quarters.

March 5, 2012

Response: During fiscal 2011, the contract loss provision increased by $1,227,000, of which approximately $743,000, or 60%, was recorded in the fourth quarter. Of the $743,000 recorded in the fourth quarter, the majority related to increased costs on three development contracts (hereafter referred to as Contracts A, B, and C to maintain confidentiality). Each of these development contracts is subject to testing and evaluations at various stages of the project, the outcome of which cannot be easily predicted. We calculate our required contract loss provisions with the expectation that the instrument or software will pass testing and evaluations; however failures sometimes occur and cause our costs to escalate. On Contract A, the results of an initial test of a rig item indicated that a number of design issues remained in the prototype configuration. Resources were being used at a higher rate than planned to anticipate future issues and to resolve technical problems in initial integration efforts. On Contract B, a product conformity review defined a number of technical issues and the required effort to address the technical issues greatly exceeded prior estimates. The estimate at completion was increased upon a review of schedule and remaining effort deploying both internal and external resources. On Contract C, a program management review held with the customer discussed final design concepts to be subjected to final qualification tests. As a result, additional effort was estimated to be required and the cost estimates increased. These matters pertaining to Contracts A, B and C caused us to increase the contract loss provisions during the fourth quarter of fiscal 2011. In addition, we also corrected an error that was evaluated in accordance with ASC 250-10-45 and was determined to be immaterial.

3.	As a related matter you state, on page 20, that the three customer-funded programs generating the contract loss provisions are nearing their final stages of development. Please discuss the status of each of the three programs as of October 28, 2011, the losses incurred on each program in fiscal 2012, and the estimated additional losses you anticipate as of your most recent balance sheet date. If losses were incurred on any other customer-funded programs during the current fiscal year, address these programs as well. Explain the new disciplines you have been developing and implementing as discussed on page 18 of your Form 10-Q for the quarterly period ended October 28, 2011. Tell us how you plan to improve the writing, planning and execution of these programs on an ongoing basis.

Response: We continue to experience unexpected technical challenges and test failures under Contract A, causing costs to be higher than estimated. Contract A is nearing completion and we expect it will be completed during the second quarter of fiscal 2013. We recorded an additional $242,000 of losses under Contract A during fiscal 2012 through October 28, 2011 and we are currently in the process of evaluating the estimate at completion, which may result in additional adjustments in the fourth quarter of fiscal year 2012. Our customer for Contract B instructed us to stop work and has recently formally communicated that the contract is terminated. Anticipating termination, the contract loss provision was increased by $128,000 during the second quarter of fiscal 2012 because we believe it is probable that the customer will refuse to provide termination payments due to disputes relating to performance. Contract C was successfully completed during fiscal 2012 and the balance sheet has been relieved of its contract loss provisions.

March 5, 2012

We have implemented better structured and more disciplined proposal, contract negotiation, and project start-up procedures to ensure that scope, schedule, cost estimates, and ability to execute are well understood. The focus of these new disciplines is on reducing risk through improved project initiation, followed by more effective performance reviews. These reviews include detailed quarterly estimate-to-complete procedures which we expect will enable the entire management team to better monitor and manage performance. We also expect execution will be facilitated with the implementation of a program management office reporting directly to our Chief Executive Officer to enhance tracking and performance against goals.

Note 3. Consolidation Plan and Restructuring Costs, Page F-15

4.	We see that you classified the Earlysville, Virginia facility as held for sale during fiscal 2008. Based upon the discussion of your properties on page 15, we assume that the $1,712,000 balance of property held for sale as of January 31, 2008 was comprised of the amortized cost of the property (approximately $904,000) and capitalized contamination treatment costs of approximately $808,000. Additional costs for treatment were incurred and capitalized in fiscal 2010 and 2011, resulting in a property held for sale balance of $2,062,000 as of January 31, 2011. Please confirm our assumptions or advise us of any differences.

Response: At the time the asset was recorded as held for sale, the net book value of the asset was valued at approximately $1,123,000 and the environmental remediation costs were estimated at $589,000. Subsequently, as the scope of the effort required for the environmental remediation became clearer, an additional $350,000 of environmental remediation costs were capitalized and the value of the asset held for sale was increased to $2,062,000.

5.	A long-lived asset to be sold should be classified as held for sale in the period that specific criteria are met. If at any time the criteria are no longer met, the asset should be reclassified as held and used. Please explain how the Earlysville facility continues to qualify as held for sale at January 31, 2011, and provide a similar analysis as of October 28, 2011. Address each of the criteria set forth under ASC 360-10-45-9 in your response as of each balance sheet date. We are particularly concerned with Item (d) thereunder with respect to the expectation of the probable transfer of the asset within one year. We may have further comments upon review of your response.

Response: At each quarter end, we evaluated the circumstances surrounding the sale of the Earlysville facility in accordance with the requirements of ASC 360-10-45-9. In management’s judgment, the conditions were satisfied as of each evaluation date for reporting the asset as held for sale.

Following are the criteria as set forth in ASC 360-10-45-9, along with our response as of each balance sheet date referenced above.

March 5, 2012

A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

a.	Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).
•	As of January 31, 2011, management, under authority from the Board of Directors, committed to a plan to sell the asset in 2008 and has remained committed to that plan through the balance sheet date.
•	As of October 28, 2011, management, under authority from the Board of Directors, committed to a plan to sell the asset in 2008 and has remained committed to that plan through the balance sheet date.

b.	The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).
•	As of January 31, 2011, in management’s judgment, the asset was available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. Management believes that any buyer concerns regarding environmental remediation would be addressed through negotiated price adjustments.
•	As of October 28, 2011, in management’s judgment, the asset was available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. Management believes that any buyer concerns regarding environmental remediation would be addressed through negotiated price adjustments.

c.	An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.
•	As of January 31, 2011, we continued to actively attempt to locate a buyer and complete the sale of the asset. Management had and continues to have on-going communications with a potential buyer. Also, the company engaged a commercial broker to locate a buyer.
•	As of October 28, 2011, we continued to actively attempt to locate a buyer and complete the sale of the asset. Management had and continues to have on-going communications with a potential buyer. Also, the company engaged a commercial broker to locate a buyer.

d.	The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11. The term probable refers to a future sale that is likely to occur.

March 5, 2012

•	As of January 31, 2011, in management’s judgment, the sale of the asset was probable within one year for several primary reasons. First, the interested buyer, with whom management had been maintaining communications, continued to express a serious interest and has indicated the property complemented the interested buyer’s long term strategic plan. Second, progress in reaching a resolution to the environmental remediation issue continues to develop in a positive way, both in terms of remediating the issue on our own or through the obligations of the prior owner via involvement of regulatory authorities. Third, there have been some potential buyers looking at the facility from time to time.
•	As of October 28, 2011, in management’s judgment, the sale of the asset was probable within one year for several primary reasons. First, the interested buyer, with whom management had been maintaining communications, continued to express a serious interest and has indicated the property complemented the interested buyer’s long term strategic plan. Second, progress in reaching a resolution to the environmental remediation issue continues to develop in a positive way, both in terms of remediating the issue on our own or through the obligations of the prior owner via involvement of regulatory authorities. Third, there have been some potential buyers looking at the facility from time to time.

e.	The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale.
•	As of January 31, 2011, we advised potential buyers that the asking price was open for negotiation. It was originally listed in 2007 at $3,800,000. As of January 31, 2011, it was listed at $3,200,000, which was above the 2010 appraised value of $2,750,000. After consultation with the commercial broker, management believes that the largest impediment to attracting a buyer is the environmental issue. Management believes that a reduction in the listed sale price would not likely attract more buyer interest than would be attracted with the $3,200,000 listed price coupled with informing potential buyers that the price is open for negotiation. Management believes the asset is clearly shown to be available for immediate sale as (a) the listed price already declined $600,000 or 16% from the original listing, (b) all buyers are advised that the seller is open for negotiation on price, (c) all buyers are advised that the asset is not of strategic value to the seller, and (d) that all of the Company’s operations were relocated out of the facility.

March 5, 2012

•	As of October 28, 2011, we advised potential buyers that the asking price was open for negotiation. In an effort to increase buyer interest during a difficult economic environment for commercial property transactions, the listing price was reduced to $2,560,000, which was below the appraised value of $2,750,000.

f.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
•	As of January 31, 2011, the Company had removed its operations from the facility and had no intention of ever resuming operations at that facility. The likelihood that the plan to sell would be withdrawn was remote.
•	As of October 28, 2011, the Company had removed its operations from the facility and had no intention of ever resuming operations at that facility. The likelihood that the plan to sell would be withdrawn was remote.

6.	Please provide us with objectively verifiable support for your conclusion that the carrying value of this property does not exceed estimated fair value less costs to sell as of January 31, 2011 and also as of October 28, 2011. If the amortized cost of the property was below $1 million on January 31, 2008, and depreciation has been discontinued, and if you have capitalized over $1 million in contamination treatment costs, please explain how the property has consistently retained its value given the general and local economic developments that have occurred subsequent to that date. In addition, supplementally and in detail, address the consideration given to ASC 360-10-45-9 (e). Since this property remains unsold after nearly four years, it is unclear whether the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value. Please advise, supplementally and in detail. We may have further comments upon review of your response.

Response: In management’s judgment, the carrying value of the property does not exceed the estimated fair value less costs to sell as of January 31, 2011 or as of October 28, 2011. An appraisal of the property was performed at the request of our prospective lender (now our current lender) in March 2010. The report was prepared by Situs Appraisal, LLC of Charlottesville, Virginia and was prepared for Marshall & Ilsley Bank. A copy of the report will be sent to your office supplementally under separate cover. The report determined that the property had a market value of $2,750,000 and is based on the hypothetical condition that the property is not contaminated. The carrying value of $2,062,000 as of January 31, 2011 and as of October 28, 2011, includes the estimated environmental remediation costs, so the asset book value represents the cost value after completion of the environmental remediation. We estimate sales commissions of 4%, so assuming the property would sell for the appraised value, the net sell price would be $2,640,000. This represents a premium of 28% over the asset book value.

March 5, 2012

While the carrying value of the asset has remained below the market value in management’s judgment, it does not necessarily indicate that the asset has consistently retained its value given the general and local economic developments that have occurred subsequent to that date. When the property was first listed for sale, it was listed at a price of $3,800,000. Due to the difficult general and local economic developments, the sell price was adjusted downward, most recently to $2,560,000 in March 2011. As the environmental remediation outlook is now improving and the economy seems to be improving, management decided to increase the listing price to $2,950,000 in February 2012. In any event, management does not believe that the carrying value of the asset exceeds estimated fair value less costs to sell as of January 31, 2011 and also as of October 28, 2011.

7.	Please describe and quantify any further environmental costs incurred in fiscal 2012 and tell us how they were accounted for.

Response: During fiscal 2012, approximately $15,000 of environmental costs were incurred relating to the Earlysville facility and those costs were charged against the environmental accrual. The costs represented outside environmental consulting costs relating to on-going residential water testing, well monitoring, and site characterization efforts.

Form 10-Q for the quarterly period ended October 28, 2011

Note 8. Long-Term Debt, Notes Payable and Revolving Credit Facility, Page 11

8.	You disclose that you did not comply with a covenant in your credit facility as of July 29, 2011 and as of October 28, 2011. You state that these non-compliances were waived by the bank on September 7, 2011 and December 5, 2011, respectively. Please provide us with support for your conclusion that this debt should continue to be classified as a long-term obligation. In this regard, as the covenant itself does not appear to have been adjusted, it appears that you are relying on quarterly waivers on an ongoing basis. Please explain, supplementally and in detail.

Response: We believe that the debt is properly classified as a long-term obligation because the covenant calculations are and were in compliance in periods within the subsequent 12 months. ASC 470-10-45-1 provides, in part: “Unless facts and circumstances indicate otherwise, the borrower shall classify the obligation as noncurrent, unless both of the following conditions exist: a. A covenant violation that gives the lender the right to call the debt has occurred at the balance sheet date or would have occurred absent a loan modification. b. It is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months.” As it was probable in each instance that the Company would be able to cure the default within the next 12 months, we believe that the obligation was properly classified as a long-term debt obligation. Additionally, as disclosed in footnote 8, Long Term Debt, Notes Payable, and Revolving Credit Facility, in our Form 10-Q for the quarterly period ended October 28, 2011, the Funded Debt to EBITDA covenant was temporarily adjusted for the balance of fiscal year 2012.

March 5, 2012

Additionally, we acknowledge that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and
o	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your comments. We trust that these responses are sufficiently detailed for your purposes. However, if you have any further questions or comments, please feel free to contact me.

Very truly yours,

/s/ Kevin J. Purcell

Kevin J. Purcell
Executive Vice President and Chief Financial Officer

cc: Kristin Shifflett, Division of Corporation Finance

ANNEX A
Reconciliation.	2011	2010
Total R&D expenditures as reported in Form 10-K	$3,092,000	$1,423,000	Part 1, Page 6, R&D Expenditures.
Less: R&D costs incurred on internally funded projects	$(1,500,000)	$(559,000)
Plus: Purchased materials	$73,000	$0
Plus: Deferred charges beginning balance	$864,000	$0
Less: R&D costs expensed through Cost of Sales	$(242,000)	$0
R&D deferred charges as reported in Form 10-K	$2,287,000	$864,000	Footnote 1, R&D deferred charges.